SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

IRSA Propiedades Comerciales S.A.

(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor

(C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒              Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

IRSA Porpiedades Comerciales S.A.

(THE “COMPANY”)

REPORT ON FORM 6-K

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on October 11, 2017 (File No. 333- 220896), to the extent not superseded by documents or reports subsequently filed by us under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated October 26, 2017, between IRSA Propiedades Comerciales, S.A., IRSA Inversiones y Representaciones S.A. and J.P. Morgan Securities LLC.

5.1	Opinion of Zang, Bergel & Viñes Abogados as to the validity of the common shares, dated October 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

October 31, 2017	By:	/s/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible for the Relationship with the Markets